SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                         COMMAND SECURITY CORPORATION
                         ----------------------------
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  20050L100
                                  ---------
                                (CUSIP Number)

                              December 21, 1998
                              -----------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number                                                    20050L100
-----------------------------------------------------------------------------
         1) Names of Reporting Persons, S.S. or I.R.S. Identification Numbers Of Above Persons:
         William C. Vassell
         -----------------------
-----------------------------------------------------------------------------
         2)    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)      . . . . . . . .. . . . . . . . . . [        ]
         (b)      . . . . . . . . . .. . . . . . . . [        ]
-----------------------------------------------------------------------------
         3)    SEC Use Only  . . . . . . . . . . . .
-----------------------------------------------------------------------------
         4)    Citizenship or Place of Organization . . .  U.S.A.
-----------------------------------------------------------------------------
         Number of         |(5) Sole Voting Power      1,095,950*
         Shares            |_____________________________________
         Beneficially      |(6) Shared Voting Power        5,000**
         Owned by          |_____________________________________
         Each              |(7) Sole Dispositive       1,095,950*
         Reporting         |_____________________________________
         Person            |(8) Shared Dispositive Power   5,000**
         With:             |_____________________________________
-----------------------------------------------------------------------------
         9)    Aggregate Amount Beneficially Owned by Each Reporting
               Person .. . . . . . . . . . . . . . .    1,100,950
-----------------------------------------------------------------------------
         10)   Check if the Aggregate Amount in Row (9) Excludes
               Certain Shares (See Instructions). .       . [   ]
-----------------------------------------------------------------------------
         11)   Percent of Class Represented by
               Amount of Row (9) .. . . . . . . . .          16.2%
-----------------------------------------------------------------------------
         12)   Type of Reporting Person
               (See Instructions)  . .. . . . . . . .          IN

* This amount includes 125,000 shares underlying currently exercisable warrants and reflects the December 15, 1998 expiration of warrants to purchase 225,000 shares.

**  Owned jointly with spouse of person filing.

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).        Name of Issuer:

                  Command Security Corporation

Item 1(b).        Name of Issuer's Principal Executive Offices:

                  Route 55, Lexington Park
                  Lagrangeville, New York 12540

Item 2(a).        Name of Person Filing:

                  William C. Vassell

Item 2(b).        Address or Principal Business Office or, if None, Residence:

                  Route 55, Lexington Park
                  Lagrangeville, New York 12540

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  20050L100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) Or 240.13d-2(b) or (c), check whether the filing person is a:

                  Not applicable.

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:

                           1,100,950

                  (b)      Percent of Class:

                           16.2%

                  (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           1,095,950 (This amount includes 125,000 shares underlying currently exercisable warrants and reflects the December 15, 1998 expiration of warrants to purchase 225,000 shares.)

                  (ii)     shared power to vote or to direct the vote:

                           14,000 (Owned jointly with spouse of person filing.)

                  (iii) sole power to dispose or to direct the disposition of:

                           1,086,950 (This amount includes 125,000 shares underlying currently exercisable warrants and reflects the December 15, 1998 expiration of warrants to purchase 225,000 shares.)

                  (iv) shared power to dispose or to direct the disposition of:

                           14,000 (Owned jointly with spouse of person filing.)


Item 5.                    Ownership of Five Percent or Less of a Class.

                           Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not applicable.

Item 8.                    Identification and Classification of Members of the
                           Group.

                           Not applicable.

Item 9.                    Notice of Dissolution of Group.

                           Not applicable.

 Item 10.                  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



----------------                           ----------------------------------
Date                                                       William C. Vassell



Attention:   Intentional  misstatements or omissions of fact constitute federal  criminal  violations (see 18 U.S.C. '1001).